SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of December 2001

Van der Moolen Holding N.V.
 (Translation of Registrant’s Name into english)

Keizersgracht 307
1016 Ed Amsterdam
The Netherlands
(31) 20 535 6789
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No	X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -                .)

Schedule of Information Contained in this Report:

1.	The English language press release of Van der Moolen Holding N.V. announcing the planned acquisition of New York Stock Exchange Specialist firm, Lyden Dolan Nick & Co., LLC, dated December 6, 2001.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VAN DER MOOLEN HOLDING N.V.

Date: December 7, 2001	By:	/s/ Friedrich M.J. Bottcher

Name: Friedrich M.J. Bottcher
Title: Chairman of the Management Board

By:	/s/ Frank F. Dorjee

Name: Frank F. Dorjee
Title: Chief Financial Officer,
Member of the Management Board

Amsterdam, December 6, 2001

PRESS RELEASE

Van der Moolen to acquire NYSE specialist firm Lyden Dolan Nick & Co.

Van der Moolen announces that it has reached an agreement in principle to acquire the New York Stock Exchange specialist firm Lyden Dolan Nick & Co., LLC.

Lyden Dolan has been active as a specialist firm on the NYSE since 1933. The firm serves as specialist for eighty-one common stocks, including Duke Energy, Apache Corp., HCA Healthcare, Dana Corp. LaBranche, A.G. Edwards, Martha Stewart Living Omni and Humana. Five stocks are components of the Standard & Poor’s 500 Index.

Lyden Dolan will be integrated into Van der Moolen Specialists USA. After completion of the transaction, Van der Moolen Holding will continue to retain a 75% interest in Van der Moolen Specialists USA, with the remaining capital held by the firm’s partners.

With the inclusion of Lyden Dolan Nick & Co.’s specialist assignments, Van der Moolen Specialists USA’s specialist book will comprise 395 common stock listings, representing 15.3% of the NYSE listed common stocks and accounting for 10.7% of NYSE volume in 2001. The acquisition will be for cash and is expected to contribute immediately to Van der Moolen’s earnings from the date of closing.

F.M.J. (Fred) Böttcher, Van der Moolen’s CEO, commented, “The acquisition of Lyden Dolan further bolsters Van der Moolen’s US growth platform. It raises us to fourth position among NYSE specialists, in terms of the number of common stock assignments. The enthusiasm of Lyden Dolan’s partners and employees assures us that integration of the firm will be rapid and smooth.”

John K. Lyden, Senior Managing Director of Lyden Dolan Nick & Co. LLC, added, “The consolidation among NYSE specialist firms is reaching its final phase, and my partners and I felt that it was time that our firm, too, become part of a larger grouping. Van der Moolen was our strongly preferred partner, given the quality of its trading teams and its strong position in international equity trading. Van der Moolen’s partnership model for its NYSE specialist unit offers our partners and employees the greatest scope for direct commitment to the further development of the NYSE as the most successful securities market in the world.”

Van der Moolen’s acquisition of Lyden Dolan Nick & Co. LLC is subject to approval by the relevant authorities in the United States.

For further information, please contact Tom Schram, telephone (+31) 20-535-6789 or e-mail info@vandermoolen.com

For more information on Van der Moolen, please visit www.vandermoolen.com.

Van der Moolen trades on the important equity and derivatives exchanges of Europe and the United States. As an all systems trader, it is active in open outcry and electronic markets in several time zones. On the NYSE, Van der Moolen currently has a market share of about 10% of transaction volume. Van der Moolen’s traders execute an average of 60,000 trades a day. Turnover and price volatility are the most important factors influencing its results. Van der Moolen’s shares are listed on Euronext Amsterdam (VDM.AS) and its American Depository Receipts are listed on the NYSE (VDM). The share price can be followed on www.vandermoolen.com.

Certain statements contained in this press release constitute “forward-looking statements”. These statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect” and words of similar meaning, reflect management’s beliefs and expectations and are subject to risks and uncertainties that may cause actual results to differ materially. As a result, readers are cautioned not to place undue reliance on such forward-looking statements, and are referred to the documents filed by the Company with the U.S. Securities and Exchange Commission, specifically our most recent filing on Form 20-F, which identify important risk factors that could cause actual results to differ. The Company disclaims any obligation to update its view of such risks and uncertainties or to publicly announce the result of any revisions to the forward-looking statements made herein, except where it would be required to do so under applicable law.